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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8 - A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           MARINER HEALTH CARE, INC.
                  (FORMERLY MARINER POST-ACUTE NETWORK, INC.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                           74-2012902
       (State or Other Jurisdiction    (I.R.S. Employer Identification No.)
     of Incorporation or Organization)

       ONE RAVINIA DRIVE, SUITE 1500                   30346
              ATLANTA, GEORGIA                       (Zip Code)
      (Address of Principal Executive
                  Offices)

   If this form relates to the registration     If this form relates to the
   of a class of securities pursuant to         registration of a class of
   Section 12(b) of the Exchange Act and        securities pursuant to Section
   is effective pursuant to General             12(g) of the Exchange Act and
   Instruction A. (c), please check the         is effective pursuant to
   following box. [ ]                           General Instruction A. (d),
                                                please check the following
                                                box. [X]

SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:
N/A
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SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                   Common Stock, par value, $0.01, per share
                       Warrants to Purchase Common Stock
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                                (Title of Class)







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ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

         On January 18, 2000, Mariner Health Care, Inc., successor by reason of a name change to Mariner Post-Acute Network, Inc, (the "Company" or the "Registrant"), Mariner Health Group, Inc. ("MHG") and substantially all of their respective direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for protection under chapter 11 of title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Such proceedings were jointly administered under Case Nos. 00-00113 (MFW) through 00-00214 (MFW), inclusive, in the case of the Company and its subsidiaries (other than MHG and its subsidiaries) and Case Nos. 00-00215 (MFW) through 00-301, inclusive, in the case of MHG and its subsidiaries. The Debtors filed with the Bankruptcy Court, among other things, a Second Amended Joint Plan of Reorganization for Mariner Post-Acute Network, Inc., Mariner Health Group, Inc. and their respective Debtor Affiliates dated February 1, 2002 (including all modifications thereof and schedules and exhibits thereto, the "Joint Plan of Reorganization").

         The Bankruptcy Court approved the Joint Plan of Reorganization at a hearing before the Bankruptcy Court on March 25, 2002 (the "Confirmation Hearing"), as modified by the Findings of Fact, Conclusions of Law and Order Confirming Debtors' Joint Plan of Reorganization issued by the Bankruptcy Court with regard to each of the chapter 11 cases filed by the Debtors (the "Confirmation Orders"), which Confirmation Orders were signed by the Bankruptcy Court on April 3, 2002 and entered on the docket of the Bankruptcy Court on April 3, 2002 (the Joint Plan of Reorganization as modified by the Confirmation Orders being referred to herein as the "Final Joint Plan of Reorganization").

         As part of the Final Joint Plan of Reorganization, the Company is issuing shares of its common stock, par value $0.01 per share (the "New Common Stock"), and warrants to purchase shares of New Common Stock (the "Warrants"). The New Common Stock and the Warrants are being issued, in part, to discharge claims of existing creditors and claimants against the Company. Pursuant to the Final Joint Plan of Reorganization, and as of May 13, 2002, the Final Joint Plan of Reorganization's effective date (the "Effective Date"), the Registrant filed with the Delaware Secretary of State a Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), under which the authorized capital stock of the Company consists of 90 million shares of capital stock consisting of (i) 80 million shares of New Common Stock; and (ii) 10 million shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Pursuant to the Final Joint Plan of Reorganization, on the Effective Date, the Company issued to holders of certain claims against the Company, a total of 20 million shares of New Common Stock and Warrants to purchase an aggregate of 753,786 shares of New Common Stock. No Preferred Stock is being issued on the Effective Date pursuant to the


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Final Joint Plan of Reorganization. This Registration Statement on Form 8-A
pertains only to the New Common Stock and the Warrants.

         The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and Amended and Restated By-Laws (the "By-Laws") is a summary and is qualified in its entirety by the Certificate of Incorporation, the By-Laws and the Warrant Agreement (defined below), which are filed as Exhibits 3.1, 3.2 and 4.1, respectively, to this Registration Statement on Form 8-A.

NEW COMMON STOCK

         The issued and outstanding shares of New Common Stock are validly issued, fully paid and nonassessable. Holders of New Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. There is no cumulative voting in the election of directors. As of the Effective Date, the Company is entering into a $297 million credit facility (consisting of a $212 million term loan and a $85 million revolver) (the
"Exit Facility") and an Indenture (the "Indenture") pertaining to the issuance of $150,000,000 in principal amount of Second Priority Secured Notes due 2009. The Exit Facility and the Indenture contain covenants that impose significant restrictions on, among other things, the ability of the Company to pay dividends on the New Common Stock. The Company does not plan to pay dividends on the New Common Stock for the foreseeable future. In the event of a liquidation, dissolution or winding up of the Company, holders of New Common Stock have the right to receive all assets available for distribution to stockholders (after payment of liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding). The holders of New Common Stock have no preemptive rights and no right to require the redemption of the New Common Stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the New Common Stock is American Stock Transfer and Trust Company.

PREFERRED STOCK

         The Certificate of Incorporation authorizes the Board of Directors to issue Preferred Stock in one or more series. The description of shares of each series of Preferred Stock, including the number of shares to be included in such series, any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption are to be determined as set forth in resolutions adopted by the Company's Board of Directors establishing a series of Preferred Stock. The Company may issue, without the approval of the holders of New Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the New Common Stock and which may adversely affect the rights of holders of New


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Common Stock. The issuance of Preferred Stock could, among other things, adversely affect the voting power of the holders of New Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. No Preferred Stock is being issued under the Final Plan of Reorganization, and no Preferred Stock was outstanding on the Effective Date.

CERTAIN RESTRICTIONS AND VOTING REQUIREMENTS

         The Certificate of Incorporation states that the Company may not issue nonvoting equity securities.

         Article Tenth of the Certificate of Incorporation requires that the affirmative vote of at least eighty percent (80%) of the voting power of all the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class shall be required to amend or repeal, or adopt any provision inconsistent with (i) Article Sixth (which contains provisions governing the Board of Directors, amendment of the By-Laws, vote required for stockholder action and requirements for calling a special meeting of stockholders), (ii) Article Seventh (eliminating liability of directors to the maximum extent permitted by law),
(iii) Article Eighth (providing for indemnification and advancement of expenses to directors, officers and employees), (iv) Article Ninth (setting forth certain factors that may be considered by the Company's Board of Directors when evaluating a potential business combination), and (v) the supermajority voting requirements set forth in Article Tenth.

         Article 2.18 of the By-Laws provides that any amendment, repeal or the adoption of any provision inconsistent with Article 2 thereof (which contains provisions governing the affairs of the Company's Board of Directors) must be approved by the affirmative vote of the holders of at least eighty percent (80%) of the votes which all the stockholders would be entitled to cast at any annual election of directors or class of directors.

WARRANTS

         The terms and conditions of the Warrants being issued pursuant to the Final Joint Plan of Reorganization to certain claimants of the Company are set forth in the Warrant Agreement (the "Warrant Agreement"), dated as of the Effective Date, between the Company and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"). A copy of the Warrant Agreement is attached hereto as Exhibit 4.1.

         The Warrants represent the right to purchase an aggregate 753,786 shares of New Common Stock, subject to adjustment under certain circumstances described below. The per share initial exercise price of the Warrants is $28.04. The exercise period for the Warrants shall begin as soon as they are issued following the Effective Date, and expires at 5:00 p.m., New York City time, on the second anniversary of the Effective Date (the "Warrant Exercise Period"). Each Warrant not exercised prior to the expiration of the Warrant Exercise Period will become void, and all rights thereunder will terminate.


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         The number and kind of securities issuable upon exercise of the
Warrants and the exercise price therefor is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement, including, without limitation: the issuance of capital stock as a dividend on, or distribution to the holders of, New Common Stock; subdivisions, reclassifications and combinations of the New Common Stock; the distribution to holders of New Common Stock of cash, indebtedness or any other property or shares of capital stock other than common stock (or options, warrants or other rights to subscribe for or purchase any of the foregoing); and the issuance of shares of New Common Stock, or other securities convertible into or exchangeable or exercisable for shares of New Common Stock, for consideration less than the then-current market price of the New Common Stock.

         The Company and the Warrant Agent may, from time to time, supplement, correct or amend the Warrant Agreement without approval of any holder to cure, among other things, any ambiguity or to correct or supplement any defective provision contained therein, if such amendment or supplement does not adversely affect the rights of Warrant holders. Any supplement or amendment to the Warrant Agreement that has or may have an adverse effect on the interests of Warrant holders requires as a condition to its effectiveness, the written approval of the holders of a majority of the outstanding Warrants. Notwithstanding the foregoing, any amendment or supplement which: (i) increases the exercise price; or (ii) decreases the number of shares of New Common Stock issuable upon exercise of a Warrant, requires the consent of the holder of the Warrants affected thereby, other than any such increases or decreases that are the result of events or circumstances contemplated by the express terms of the Warrant Agreement.

         Under the Warrant Agreement, the Company is required to file the quarterly, annual and other reports required by Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, if permitted to do so by applicable law.

REGISTRATION RIGHTS

         On the Effective Date, the Company is entering into an Equity Registration Rights Agreement (the "Equity Registration Rights Agreement"), which, among other things, provides that (i) the Company shall file a shelf registration statement with respect to the New Common Stock as soon as practicable after the Effective Date but in no event later than 180 days following the Effective Date, and (ii) the Company will use its reasonable best efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement continuously effective for a period of two years (the "Shelf Registration Effective Period"), subject to commercially reasonable exceptions. Holders of New Common Stock are entitled under certain circumstances to exercise certain demand and "piggyback" registration rights with respect to the Registrable Securities (as defined in the Equity Registration Rights Agreement), including, but not limited to, the initiation of a demand registration at the request of the holders of 10% or more of the Registrable Securities; provided that the market value of the Registrable Securities subject to such request be at least $50 million. Once a demand registration has been requested, any party to the Equity Registration Rights Agreement


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can request that the Registrable Securities held by them be included in the demand registration. Both the demand and "piggyback" registration rights are subject to customary exceptions and black-out periods. The foregoing summary of the Equity Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Equity Registration Rights Agreement, a copy of which is attached as Exhibit 10.1 hereto.

ITEM 2.          EXHIBITS
2.1      Second Amended Joint Plan of Reorganization for Mariner Post-Acute
         Network, Inc., Mariner Health Group, Inc. and their respective Debtor
         Affiliates, dated February 1, 2002 (as modified on March 25, 2002 for confirmation). (Filed as Exhibit 2.1 to the Company's Form 8-K filed on April 17, 2002 and incorporated herein by reference).

2.2      Findings of Fact, Conclusions of Law and Order Confirming Debtors'
         Joint Plan of Reorganization for Mariner Post-Acute Network, Inc. and its respective Debtor Affiliates, as signed by the United States
         Bankruptcy Court for the District of Delaware on April 3, 2002 and entered on the docket of the United States Bankruptcy Court for the District of Delaware on April 3, 2002. (Filed as Exhibit 2.2 to the
         Company's Form 8-K filed on April 17, 2002 and incorporated herein by reference).

2.3      Findings of Fact, Conclusions of Law, and Order Confirming Debtors'
         Joint Plan of Reorganization for Mariner Health Group, Inc. and its respective Debtor Affiliates, as signed by the United States
         Bankruptcy Court for the District of Delaware on April 3, 2002 and entered on the docket of the United States Bankruptcy Court of Delaware on April 3, 2002 (Filed as Exhibit 2.3 to the Company's Form
         8-K filed on April 17, 2002 and incorporated herein by reference).

3.1      Third Amended and Restated Certificate of Incorporation of Mariner
         Health Care, Inc. dated as of May 13, 2002.

3.2      Amended and Restated By-Laws of Mariner Health Care, Inc., dated as of
         May 13, 2002.

4.1      Form of Warrant Agreement, dated as of May __, 2002 between Mariner
         Health Care, Inc. and American Stock Transfer & Trust Company, as
         Warrant Agent (including Forms of Warrant Certificate).

10.1     Form of Equity Registration Rights Agreement, dated as of May __, 2002 among Mariner Health Care, Inc. and the persons listed on the signature pages attached thereto.
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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         MARINER HEALTH CARE, INC.



                                         By: /s/ Stefano M. Miele
                                             -----------------------------------
                                             Stefano M. Miele
                                             Senior Vice President

Date: May 13, 2002